SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11 – K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006; OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO ________.

Commission file number:  000-13086

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FNB SOUTHEAST 401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FNB FINANCIAL SERVICES CORPORATION
1501 Highwoods Blvd., Suite 400
Greensboro, North Carolina 27410

FNB Southeast 401(K) Retirement Plan Financial Statements and Supplemental Schedule December 31, 2006 and 2005 and for the Years Ended December 31, 2006 and 2005

FNB SOUTHEAST 401(K) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
  FNB Southeast 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of FNB Southeast 401(k) Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FNB Southeast 401(k) Retirement Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Southern Pines, North Carolina June 29, 2007

See notes to financial statements.

FNB SOUTHEAST 401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005

ASSETS

Cash and cash equivalents	$53,287	$41,790
Investments:
Mutual funds	3,544,765	2,990,893
FNB Financial Services Corporation Common Stock Fund	1,252,512	1,380,798
Participant loans	259,111	214,685

Total investments	5,109,675	4,628,166

Receivables:
Employer’s contributions	17,998	8,574
Participants’ contributions	51,372	26,069
Accrued interest and dividends	-	10,103

Total receivables	69,370	44,746

Benefits payable	(13,704)	-

Total assets	5,165,341	4,672,912

NET ASSETS AVAILABLE FOR BENEFITS	$5,165,341	$4,672,912

See notes to financial statements.

FNB SOUTHEAST 401(K) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2006 and 2005

	2006	2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$217,257	$68,278
Interest and dividends	56,651	47,961

Total investment income	273,908	116,239

Contributions:
Employer	219,840	222,714
Participants	626,075	651,415
Rollovers	186,745	23,008

Total contributions	1,032,660	897,137

Total additions	1,306,568	1,013,376

Deductions from net assets attributed to:
Benefits paid to participants	802,941	547,685
Administrative expenses	11,198	20,977

Total deductions	814,139	568,662

Net increase	492,429	444,714

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,672,912	4,228,198

End of year	$5,165,341	$4,672,912

See notes to financial statements.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF PLAN

The following description of the FNB Southeast 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan covering all full-time employees of FNB Financial Services Corporation (the "Company"). All employees are eligible to participate on the first day of the calendar month following their first day of employment. The original Plan was established on January 1, 1987. It was amended and restated as of January 1, 2005 and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may elect to defer up to 25 percent of pretax annual compensation, as defined in the Plan not to exceed the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans as rollovers. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be made at the option of the Company's Board of Directors. Employer contributions are allocated to the FNB Financial Services Corporation Common Stock Fund. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and discretionary contribution, if any, and Plan forfeitures and (b) Plan earnings. Each account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for matching contributions. Participants become 100% vested in profit sharing contributions after five years credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct their contributions in any of the investment options. The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF PLAN (Continued)

Allianz OCC Value A
The investment seeks long-term growth of capital and income. The fund normally invests 65% of assets in common stocks of companies with market capitalizations of more than $5 billion. It invests in stocks of companies having below-average valuations whose business fundamentals are expected to improve. The fund may invest up to 25% of assets in foreign securities and without limit in ADRs. The advisor may use derivatives.

American Funds American Balanced R4
The investment seeks capital preservation, current income, and long-term growth of capital and income. The fund normally invests in a broad range of equities, debt, and cash instruments. It typically maintains at least 50% of assets in equities and at least 25% in bonds. Fixed-income securities must be rated investment-grade at the time of purchase. The fund may invest up to 10% of assets in foreign securities. Management primarily seeks securities that it believes are undervalued and provide long-term opportunities.

American Funds Capital World G/I R4
The investment seeks long-term capital growth and current income. The fund invests in foreign and domestic equities, debt obligations, and money market instruments. Management allocates assets according to long-term economic and market trends. It invests primarily in common stocks, government and corporate bonds and cash and equivalents. The debt portion concentrates on intermediate- and long-term fixed-income securities; foreign debt consists mostly of governmental obligations. The fund may invest up to 10% of assets in bonds rated below A.

BlackRock Government Inc Inv A
The investment seeks maximization of total returns, consistent with preservation of capital. The fund normally invests at least 80% of assets in bonds issued or guaranteed by the U.S. government. The management team selects bonds from several sectors including: U.S. Treasuries and agency securities, commercial and residential mortgage-backed securities, CMOs, asset-backed securities and corporate bonds. Management measures its performance against the Lehman Brothers Mortgage/10-Year Treasury index and will normally attempt to structure the fund's portfolio to have comparable duration to the index.

Calamos Growth A
The investment seeks long-term capital growth. The fund invests primarily in equity securities, although it may invest in other securities that, according to the manager, present opportunities for capital appreciation. The investment-selection process emphasizes earnings-growth potential coupled with financial strength and stability. The fund may invest no more than 5% of assets in the securities of unseasoned issuers. It may also invest up to 25% of assets in foreign securities and may engage in various futures and options strategies.

Calvert Income A
The investment seeks to maximize income, to the extent consistent with prudent investment management and preservation of capital. The fund typically invests at least 65% of assets in investment-grade debt securities. Management uses an active strategy, seeking relative value to earn incremental income. It is nondiversified.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF PLAN (Continued)

Davis NY Venture A
The investment seeks growth of capital. The fund invests primarily in equities issued by companies with market capitalizations of at least $10 billion, though it may also hold securities of smaller companies. It has the flexibility to invest a limited portion of assets in companies of any size, to invest in companies whose shares may be subject to controversy, to invest in foreign securities, and to invest in non-equity securities.

First American Small Cap Select A
The investment seeks capital appreciation. Under normal market conditions, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks of small-capitalization companies, defined as companies that have market capitalizations at the time of purchase within the range of market capitalizations of companies constituting the Russell 2000 index. Up to 25% of the funds total assets may be invested in securities of foreign issuers.

American Funds Growth Fund of America R4
The investment seeks capital growth. The fund invests primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the U.S. and Canada and not included in the S&P 500 index. It may also invest up to 10% of assets in debt securities rated below investment-grade.

Wells Fargo Galliard Stable Return Fund
The portfolio is composed primarily of high-quality investments including guaranteed investment contracts, security backed contracts, and cash equivalents.

FNB Financial Services Corporation Common Stock Fund
Funds are invested in FNB Financial Services Corporation common stock purchased at current market prices and include a cash component.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%.  Interest rates range from 5.00% to 9.25% as of December 31, 2006. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, a deferred annuity to commence on the date the participant could have retired or leave the money in the account until reaching age 70 1/2. If the value of the participant’s account is $1,000 or less, a lump sum distribution will be made.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF PLAN (Continued)

Forfeited Accounts

Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested accounts totaled $11,793 and $8,467 at December 31, 2006 and 2005, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present net assets available for benefits and changes in those net assets using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Cash and Cash Equivalents

The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE C - INVESTMENTS

The following presents investments that represented 5% or more of the Plan's net assets available for benefits at December 31, 2006 and 2005.

As of December 31, 2006:
Non-participant directed:
FNB stock	$1,066,064

Participant directed:
Calamos Growth	267,274
Allianz OCC Value A	416,103
American Funds American Balanced R4	364,175
Davis NY Venture A	489,246
First American Small Cap Select A	459,096
American Funds Growth Fund of America R4	473,294
Wells Fargo Galliard Stable Value	486,583
American Funds Capital World Growth and Inc R4	285,945

As of December 31, 2005:
Non-participant directed:
FNB stock	$1,114,004

Participant directed:
FNB Financial Services Corporation Common
Stock Fund	266,794
Allianz OCC Value A	278,760
American Funds American Balanced R4	267,698
Davis NY Venture A	679,956
First American Small Cap Select A	266,932
American Funds Growth Fund of America R4	351,888
Wells Fargo Galliard Stable Return Fund	571,856

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $217,257 and $68,278, respectively, as follows:

	2006	2005

Mutual funds	$351,007	$230,143
FNB Financial Services Corporation Common
Stock Fund	(133,750)	(161,865)

	$217,257	$68,278

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets at December 31, 2006 and 2005 and the significant components of the changes in net assets relating to the nonparticipant-directed investments during the years ended December 31, 2006 and 2005 is as follows:

	December 31
	2006	2005
Net assets:
FNB Financial Services Corporation
Common Stock Fund	$1,066,064	$1,114,004

Changes in net assets:

Contributions	$219,840	$222,714
Earnings on investments	(70,006)	(88,269)
Benefits paid to participants	(167,961)	(106,642)
Administrative expense	1,717	1,040
Forfeitures	11,793	8,467

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Plan investments are in mutual funds and in stock of FNB Financial Services Corporation.

As of December 31, 2006 and 2005, the Plan’s investments included $1,252,512 and $1,380,798, respectively, in the FNB Financial Services Corporation Common Stock Fund.  These investments represent 24.5% and 29.6% of total Plan investments at December 31, 2006 and 2005, respectively.  For the year ended December 31, 2006, the Plan purchased 4,388 shares of the FNB Financial Services Corporation Common Stock Fund at a cost of $64,950.  In addition, the Plan sold 4,068 shares of the FNB Financial Services Corporation Common Stock Fund for proceeds of $61,131.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE G - TAX STATUS

The Company adopted a Volume Submitter Profit Sharing 401(k) Plan with Stanley Benefit Services, who has received from the Internal Revenue Service a favorable opinion letter dated September 4, 2001 as to the acceptability of the form of the Plan. The Plan administrator and the Plan’s custodian believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been recorded.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE H - RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE I – EXCESS CONTRIBUTIONS

Contributions received from participants for 2006 are net of payments of $13,704 made in March 2007 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

NOTE J - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported on the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005

Net assets available for benefits per the financial statements	$5,165,341	$4,672,912
Contributions receivable not reflected on Form 5500	(69,370)	(34,643)
Benefits payable not reflected on Form 5500	(1,516)	(24,947)
Excess contributions payable not reflected on Form 5500	13,704	-

Net assets available for benefits per the Form 5500	$5,108,159	$4,613,322

The following is a reconciliation of net increase as reported on the financial statements to the Form 5500 as of December 31, 2006:

Net increase per the financial statements	$492,429
2005 contributions receivable not reflected on Form 5500	34,643
2006 contributions receivable not reflected on Form 5500	(69,370)
2005 benefits payable reflected on Form 5500	24,947
2006 benefits payable reflected on Form 5500	(1,516)
2005 excess contributions payable not reflected on Form 5500	-
2005 excess contributions payable not reflected on Form 5500	(13,704)

Net increase per Schedule H of Form 5500	$494,837

SUPPLEMENTAL SCHEDULE

FNB SOUTHEAST 401(k) RETIREMENT PLAN
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-1382275, PLAN NUMBER 003
December 31, 2006

	(b) Identity of issuer, borrower,				(e) Current
(a)	lessor or similar party	(c) Description of investment, etc.	(d) Cost***		value

	Money Market

*	FiServ Money Market		$-		$53,287

	Mutual Funds

	Allianz OCC Value A	Long-term growth; 23,763.744 shares	-		416,103
	American Funds American Bal R4	Capitalpreservation fund; 19,167.108 sh.	-		364,175
	American Funds Capital World G/I R4	Long-term capital growth; 6,829.344 shares	-		285,945
	BlackRock Government Inc Inv A	Maximization of total returns; 7,100.146 sh.	-		76,256
	Calamos Growth A	Long-term capital growth; 4,958.706 shares	-		267,274
	Calvert Income A	Maximization of total returns; 13,523.705 sh.	-		226,793
	Davis NY Venture A	Long-term capital growth; 12,701.080 shares	-		489,246
	First American Small Cap Select A	Long-term capital growth; 34,082.880 shares	-		459,096
	American Funds Growth Fund of
	America R4	Long-term capital growth; 14,491.562 shares	-		473,294
	Wells Fargo Galliard Stable Return Fund	11,663.269 shares	-		486,583
*	Plan participants	Participant loans (interest rates
		from 5.00-8.25%)	-		259,111
*	FNB Financial Services Corporation
	stock	Employer Stock; 84,515 shares	1,338,297	**	1,252,512

			$1,338,297		$5,109,675

*	Denotes party-in-interest.
**	Represents total cost of employer stock, which is comprised of participant-directed and non-participant directed investments.
***	Cost omitted for participant-directed investments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FNB SOUTHEAST 401(K) RETIREMENT PLAN

Date: June 29, 2007	By:	/s/ K. Dwight Willoughby
K. Dwight Willoughby
(Senior Vice President, Chief Accounting Officer and Controller)